Exhibit 99.3

2019

Financial Statements

For the year ended December 31, 2019

Franco Nevada
The GOLD Investment that WORKS

Franco
Nevada

Management’s Report On Internal Control Over Financial Reporting

Franco-Nevada Corporation’s (“Franco-Nevada”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive Officer	Chief Financial Officer

March 9, 2020

2019 Financial Statements	2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection

2019 Financial Statements	3

of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment of royalty, stream and working interests

As described in notes 2, 3 and 8 to the consolidated financial statements, the Company’s royalty, stream and working interests carrying value was $4,797.8 million as of December 31, 2019. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist (together, indicators of impairment) that give rise to the requirement to conduct a formal impairment test. Impairment is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream and working interest level for each property from which cash inflows are generated. Management uses significant judgment when assessing whether there are indicators of impairment, including significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information. For energy interests, management uses reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company (management’s specialists).

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment of royalty, stream and working interests is a critical audit matter are (i) there was significant judgment by management when assessing whether there were indicators of impairment which would require a formal impairment test to be performed; which in turn led to (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to management’s assessment of indicators of impairment, including significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment for a sample of royalty, stream and working interests, including significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) the current and past performance of royalty, stream and working interests; (ii) the consistency with external market and industry data; (iii) the publicly disclosed information by operators of royalty, stream and working interests; and (iv) whether management’s assessment of indicators of impairment was consistent with evidence obtained in other areas of the audit. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of management’s assessment of indicators of impairment related to significant changes in reserve estimates for energy interests. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included an evaluation of their findings.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2020

We have served as the Company’s auditor since 2007.

2019 Financial Statements	4

Franco-Nevada Corporation

Consolidated Statements of Financial Position

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2019	2018
ASSETS
Cash and cash equivalents (Note 5)	$132.1	$69.7
Receivables	97.8	75.5
Prepaid expenses and other (Note 7)	48.8	33.3
Current assets	$278.7	$178.5

Royalty, stream and working interests, net (Note 8)	$4,797.8	$4,555.6
Investments and loan receivable (Note 6)	183.2	169.7
Deferred income tax assets	6.8	17.3
Other assets (Note 9)	14.1	10.7
Total assets	$5,280.6	$4,931.8

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$41.8	$23.6
Current income tax liabilities	11.6	1.4
Current liabilities	$53.4	$25.0

Lease liabilities	$2.6	$—
Debt (Note 11)	80.0	207.6
Deferred income tax liabilities	82.4	67.3
Total liabilities	$218.4	$299.9

SHAREHOLDERS’ EQUITY (Note 19)
Share capital	$5,390.7	$5,158.3
Contributed surplus	14.2	15.6
Deficit	(164.4)	(321.7)
Accumulated other comprehensive loss	(178.3)	(220.3)
Total shareholders’ equity	$5,062.2	$4,631.9
Total liabilities and shareholders’ equity	$5,280.6	$4,931.8

Commitments and contingencies (Notes 22 and 23)
Subsequent events (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 9, 2020.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

2019 Financial Statements	5

Franco-Nevada Corporation

Consolidated Statements of Income and Comprehensive Income

(in millions of U.S. dollars and shares, except per share amounts)

	For the year ended
	December 31,
	2019	2018
Revenue (Note 14)	$844.1	$653.2

Costs of sales
Costs of sales (Note 15)	$144.8	$118.2
Depletion and depreciation	263.2	247.7
Total costs of sales	$408.0	$365.9
Gross profit	$436.1	$287.3

Other operating expenses (income)
General and administrative expenses	$28.8	$22.6
Impairment of royalty, streams and working interests (Note 8)	—	76.0
Gain on sale of gold bullion	(2.9)	(0.1)
Total other operating expenses (income)	$25.9	$98.5
Operating income	$410.2	$188.8
Foreign exchange gain and other income (expenses)	$2.8	$1.8
Income before finance items and income taxes	$413.0	$190.6

Finance items (Note 17)
Finance income	$3.5	$3.1
Finance expenses	(10.6)	(4.6)
Net income before income taxes	$405.9	$189.1

Income tax expense (Note 18)	61.8	50.1
Net income	$344.1	$139.0

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$32.3	$(68.3)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income (loss) ("FVTOCI"),
net of income tax (Note 6)	9.9	(18.4)
Other comprehensive income (loss)	$42.2	$(86.7)

Comprehensive income	$386.3	$52.3

Earnings per share (Note 20)
Basic	$1.83	$0.75
Diluted	$1.83	$0.75
Weighted average number of shares outstanding (Note 20)
Basic	187.7	186.1
Diluted	188.0	186.4

The accompanying notes are an integral part of these consolidated financial statements.

2019 Financial Statements	6

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	For the year ended
	December 31,
	2019	2018
Cash flows from operating activities
Net income	$344.1	$139.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	263.2	247.7
Share-based payments	4.9	5.2
Impairment of royalty, stream and working interests	—	76.0
Non-cash costs of sales	—	7.1
Unrealized foreign exchange gain	—	(0.4)
Deferred income tax expense	22.7	10.0
Other non-cash items	(7.8)	(1.1)
Acquisition of gold bullion	(31.8)	(25.6)
Proceeds from sale of gold bullion	36.2	12.5
Operating cash flows before changes in non-cash working capital	$631.5	$470.4
Changes in non-cash working capital:
Increase in receivables	$(22.3)	$(9.6)
(Increase) decrease in prepaid expenses and other	(14.3)	11.6
Increase in current liabilities	22.8	2.4
Net cash provided by operating activities	$617.7	$474.8

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(443.9)	$(988.0)
Acquisition of energy well equipment	(1.3)	(1.6)
Acquisition of investments	(3.9)	—
Proceeds from sale of investments	13.0	0.9
Net cash used in investing activities	$(436.1)	$(988.7)

Cash flows from financing activities
Proceeds from draw of revolving credit facilities	$275.0	$237.0
Repayment of revolving credit facilities	(485.0)	(27.0)
Proceeds from draw of term loan	160.0	—
Repayment of term loan	(80.0)	—
Proceeds from at-the-market equity offering	136.0	—
Credit facility amendment costs	(0.8)	(0.5)
Payment of dividends	(138.2)	(136.1)
Proceeds from exercise of stock options	13.2	4.2
Net cash (used in) provided by financing activities	$(119.8)	$77.6
Effect of exchange rate changes on cash and cash equivalents	$0.6	$(5.1)
Net change in cash and cash equivalents	$62.4	$(441.4)
Cash and cash equivalents at beginning of period	$69.7	$511.1
Cash and cash equivalents at end of period	$132.1	$69.7

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$9.5	$3.7
Income taxes paid	$38.6	$28.5

The accompanying notes are an integral part of these consolidated financial statements.

2019 Financial Statements	7

Franco-Nevada Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 19)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2019	$5,158.3	$15.6	$(220.3)	$(321.7)	$4,631.9
Net income	—	—	—	344.1	344.1
Other comprehensive income	—	—	42.2	—	42.2
Total comprehensive income					$386.3

At-the-market equity offering	$136.0	$—	$—	$—	$136.0
Acquisition of Salares Norte	27.0	—	—	—	27.0
Exercise of stock options	17.3	(4.1)	—	—	13.2
Share-based payments	—	6.0	—	—	6.0
Vesting of restricted share units	3.3	(3.3)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.2)	0.2	—
Dividend reinvestment plan	48.8	—	—	—	48.8
Dividends declared	—	—	—	(187.0)	(187.0)
Balance at December 31, 2019	$5,390.7	$14.2	$(178.3)	$(164.4)	$5,062.2

Balance at January 1, 2018	$5,107.8	$14.2	$(133.6)	$(282.9)	$4,705.5
Net income	—	—	—	139.0	139.0
Other comprehensive loss	—	—	(86.7)	—	(86.7)
Total comprehensive income					$52.3

Exercise of stock options	$5.5	$(1.3)	$—	$—	$4.2
Share-based payments	—	6.0	—	—	6.0
Vesting of restricted share units	3.3	(3.3)	—	—	—
Dividend reinvestment plan	41.7	—	—	—	41.7
Dividends declared	—	—	—	(177.8)	(177.8)
Balance at December 31, 2018	$5,158.3	$15.6	$(220.3)	$(321.7)	$4,631.9

The accompanying notes are an integral part of these consolidated financial statements.

2019 Financial Statements	8

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources with a target of no more than 20% of revenue from energy (oil, gas and natural gas liquids). The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in Latin America, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for equity investments, warrants and receivables from provisionally priced concentrate sales which are measured at fair value. These consolidated financial statements were authorized for issuance by the Board of Directors on March 9, 2020.

(b)Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)	Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

Material subsidiaries of the Company and their geographic locations at December 31, 2019 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%
FN Subco Inc.	British Columbia	100%
FN Holdings ULC	Alberta	100%

2019 Financial Statements	9

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)	Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in a strategic relationship with Continental Resources, Inc. (“Continental”), to jointly acquire mineral rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC (“TMRC II”), in which the Company holds an economic interest of 49.9%.  The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.

The Company also participates in joint operations with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of each joint operation are recognized in the statements of financial position and statements of income and comprehensive income.

(c)Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income.  Acquisition costs are expensed.

(d)Currency translation

(i)	Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

2019 Financial Statements	10

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(ii)	Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
•	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
•	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income.

(e)Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.  Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any

2019 Financial Statements	11

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f)	Working interests in energy properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)	Impairment of non-financial assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets (“IAS 36”) are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

2019 Financial Statements	12

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method.

(ii)	Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments in common shares at FVTOCI. FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to deficit.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income.

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income.

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

(i)	Revenue recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

2019 Financial Statements	13

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(j)	Costs of sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

2019 Financial Statements	14

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(k)	Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(l)	Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(m)	Restricted share units

The Company may grant performance-based or time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.

(n)	Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over

2019 Financial Statements	15

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

(o)	Segment reporting

The Company is engaged in the management and acquisition of royalties, streams and working interests in the mining and energy sectors. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments.

(p)	Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2019.

IFRS 16 Leases

Effective January 1, 2019, the Company has adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 requires lessees to recognize assets and liabilities for most leases. The new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for leases as at January 1, 2019 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases.

As permitted under transitional provisions, the Company has elected to use the following practical expedients:

•	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	Not to recognize right-of-use assets and associated liabilities for low value assets or lease terms of 12 months or less.
•	Measure its right-of-use assets at amounts equal to the associated lease liabilities; as such, the adjustment to deficit on transition is nil.

The Company’s significant lease arrangements relate to its office premises. Adoption of the new standard resulted in the recognition of right-of-use assets of $2.8 million within other assets on the statement of financial position, measured at an amount equal to the related lease liability.

IFRIC 23 Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. The application of IFRIC 23 did not have a significant impact on the Company’s consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively. Earlier application is permitted. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future periods.

2019 Financial Statements	16

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 3 – Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgements, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment test include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

2019 Financial Statements	17

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11. The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 – Acquisitions and other transactions

(a)	Acquisition of Eagle’s Nest Royalty Interest – Ontario, Canada

On December 23, 2019, Franco-Nevada acquired a 1% gross revenue royalty on Noront Resources Ltd.’s (“Noront”) Eagle’s Nest nickel, copper and platinum group metals deposit in the Ring of Fire mining district of Ontario, Canada, for C$5.0 million ($3.8 million).

The acquisition of the Eagle’s Nest royalty has been accounted for as an asset acquisition.

(b)	Acquisition of Project 81 Royalty Interest and Noble Common Shares – Ontario, Canada

On November 22, 2019, Franco-Nevada acquired a 2% NSR on Noble Mineral Exploration’s (“Noble”) 55,000 hectare patented land package known as Project 81 in the Timmins-Cochrane area of Ontario, Canada, in exchange for Franco-Nevada agreeing to waive its pre-emptive and buy-back rights in respect of a historical third party royalty, which was subsequently terminated. Franco-Nevada’s 2% NSR covers the Crawford Nickel-Sulphide Project, which was recently spun out by Noble to Canada Nickel Company Inc. As part of the arrangement, Noble issued C$500,000 of Noble common shares to Franco-Nevada.

The acquisition of the Project 81 royalty has been accounted for as an asset acquisition.

(c)	Acquisition of Premier Gold Royalty Interests

On September 25, 2019, Franco-Nevada acquired two royalties from Premier Gold Mines Limited (“Premier”) for $6.0 million, including a 2% net smelter royalty (“NSR”) on property owned by Newmont Corporation adjoining its Musselwhite Mine in Northwestern Ontario and a 1.5% NSR on Nevada Gold Mines LLC’s Rain/Emigrant and Saddle properties located at the south end of the Carlin Trend in Nevada.

The acquisitions of the Premier royalties have been accounted for as asset acquisitions.

2019 Financial Statements	18

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(d)	Acquisition of U.S. Oil & Gas Royalty Interest – Marcellus, Pennsylvania, USA

On July 22, 2019, Franco-Nevada acquired from Range Resources Corporation (“Range”) an overriding royalty interest on acreage in the Marcellus for a gross purchase price of $300.0 million. The royalty is calculated as 1% of gross production, less allowed deductions from approximately 350,000 net acres of Range’s working interest position in Washington, Western Allegheny and Southern Beaver Counties in Pennsylvania. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations.

The acquisition has an effective date of March 1, 2019. Between the effective date and the closing date, the asset has generated approximately $9.4 million in royalties.

The acquisition of the Marcellus royalty has been accounted for as an asset acquisition.

(e)	Acquisition of U.S. Oil & Gas Mineral Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma, USA

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the SCOOP and STACK plays of Oklahoma.

In the year ended December 31, 2019, the Company recorded contributions to the Royalty Acquisition Venture of $114.4 million (2018 – 261.8 million). As at December 31, 2019, $5.6 million included in accrued liabilities relates to contributions to the Royalty Acquisition Venture funded after year-end. As at December 31, 2019, the total cumulative investment in the Royalty Acquisition Venture totalled $376.2 million and Franco-Nevada has remaining commitments of up to $143.8 million to be funded by December 31, 2021.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

(f)	Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million  ($13.7 million). Marathon has an option to buy back 0.5% of the NSR for $7.0 million until December 31, 2022.

The acquisition of the Valentine Lake royalty has been accounted for as an asset acquisition.

(g)	Acquisition of Salares Norte Royalty Interest – Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares  (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of the commencement of commercial production.

The acquisition of the Salares Norte royalty has been accounted for as an asset acquisition.

(h)	Acquisition of Additional Stream and Update on the Cobre Panama Project – Panama

On January 19, 2018, the Company, through a wholly-owned subsidiary, entered into an amended and restated stream agreement with First Quantum Minerals Ltd. (“First Quantum”) and Korea Resources Corp. (“KORES”).  The amended and restated stream agreement covers 100% of the Cobre Panama project (“Cobre Panama”). Cobre Panama is located in Panama, is 90% owned by First Quantum and 10% by KORES.

The amended and restated stream agreement comprises two distinct precious metals streams: the original stream covering First Quantum’s initial 80% interest in the project (the “Fixed Payment Stream”) and a new stream covering (i) First Quantum’s additional 10% interest in the project First Quantum acquired from LS-Nikko Copper Inc. in 2017 and (ii) KORES’ 10% interest in the project (the “Floating Payment Stream”).

Fixed Payment Stream

Under the terms of the Fixed Payment Stream, Franco-Nevada funded a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit was funded on a pro-rata basis of 1:3 to First Quantum’s share of the capital costs for Cobre Panama in excess of $1.0 billion. For the year ended December 31, 2018, the Company funded $273.4 million, towards the Fixed Payment Stream, thereby fulfilling its $1.0 billion commitment in the fourth quarter of 2018.

Under the terms of the amended and restated stream agreement, the fixed price for the Fixed Payment Stream is $418 per ounce of gold and $6.27 per ounce of silver (each increased by a 1.5% annual inflation factor), until 1,341,000 ounces of gold and 21,500,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be the greater of 50% of the fixed price and 50% of the spot price.

2019 Financial Statements	19

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Floating Payment Stream

The purchase price of the Floating Payment Stream was $356.0 million and was funded upfront upon closing on March 16, 2018. The terms of the Floating Payment Stream, other than the ongoing price, are similar to the Fixed Payment Stream, including initially linking precious metals deliveries to copper in concentrate shipped. Under the Floating Payment Stream, the ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be 50% of the spot price.

The acquisition of the Floating Payment Stream for $356.0 million has been accounted for as an asset acquisition. The amended and restated stream agreement had no impact on the original accounting of the Fixed Payment Stream.

(i)	Acquisition of Bowen Basin Coal Royalties – Australia

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for cash consideration of A$4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which had permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalties are production payments of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

The acquisition of the Bowen Basin Coal royalties has been accounted for as an asset acquisition.

(j)	Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas, USA

On February 20, 2018, the Company, through a wholly-owned subsidiary, closed the acquisition of a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin, for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.

The acquisition of the Delaware Basin royalties has been accounted for as an asset acquisition.

Note 5 – Cash and cash equivalents

As at December 31, 2019 and 2018, cash and cash equivalents were primarily held in interest-bearing deposits.

Cash and cash equivalents comprised the following:

	At December 31,	At December 31,
	2019	2018
Cash deposits	$118.7	$60.3
Term deposits	13.4	9.4
	$132.1	$69.7

Note 6 – Investments and loan receivable

Investments comprise the following: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. The loan, which initially had a maturity date of April 28, 2020, was extended to September 30, 2022 under substantially the same terms and conditions.

Investments and loan receivable comprised the following:

	At December 31,	At December 31,
	2019	2018
Equity investments	$145.6	$136.7
Loan receivable	34.6	32.3
Warrants	3.0	0.7
	$183.2	$169.7

2019 Financial Statements	20

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended December 31, 2019 and 2018 were as follows:

	2019	2018
Gain (loss) on change in the fair value of equity investments at FVTOCI	$11.4	$(21.4)
Deferred tax (expense) recovery in other comprehensive income	(1.5)	3.0
Gain (loss) on change in the fair value of equity investments at FVTOCI, net of tax	$9.9	$(18.4)

Note 7 – Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At December 31,	At December 31,
	2019	2018
Gold bullion	$26.2	$27.8
Prepaid expenses	17.5	5.4
Stream ounces inventory	4.4	—
Debt issue costs	0.7	0.1
	$48.8	$33.3

Note 8 – Royalty, stream and working interests

(a)Royalties, streams and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges, comprised the following:

		Accumulated
As at December 31, 2019	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,035.7	$(620.1)	$—	$415.6
Streams	4,346.3	(1,542.3)	—	2,804.0
Energy	1,756.4	(402.8)	—	1,353.6
Advanced	203.2	(32.3)	—	170.9
Exploration	66.2	(12.5)	—	53.7
	$7,407.8	$(2,610.0)	$—	$4,797.8
1.	Accumulated depletion includes previously recognized impairment charges.

		Accumulated
As at December 31, 2018	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,021.4	$(571.3)	$—	$450.1
Streams	4,346.3	(1,303.3)	(75.4)	2,967.6
Energy	1,303.8	(337.2)	—	966.6
Advanced	159.9	(30.1)	—	129.8
Exploration	54.7	(12.6)	(0.6)	41.5
	$6,886.1	$(2,254.5)	$(76.0)	$4,555.6
1.	Accumulated depletion includes previously recognized impairment charges.

2019 Financial Statements	21

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the periods ended December 31, 2019 and December 31, 2018 were as follows:

	Mining
	Royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2018	$486.1	$2,575.4	$682.7	$151.9	$43.1	$3,939.2
Acquisitions	0.5	630.4	354.5	1.8	1.4	988.6
Transfers	16.4	—	—	(16.4)	—	-
Impairments	—	(75.4)	—	—	(0.6)	(76.0)
Depletion	(42.5)	(162.8)	(37.3)	(1.1)	(0.2)	(243.9)
Impact of foreign exchange	(10.4)	—	(33.3)	(6.4)	(2.2)	(52.3)
Balance at December 31, 2018	$450.1	$2,967.6	$966.6	$129.8	$41.5	$4,555.6
Acquisitions (Note 3)	—	—	419.0	46.0	11.9	476.9
Transfers	5.9	—	—	(5.9)	—	—
Depletion	(46.0)	(163.6)	(49.0)	(0.9)	(0.2)	(259.7)
Impact of foreign exchange	5.6	—	17.0	1.9	0.5	25.0
Balance at December 31, 2019	$415.6	$2,804.0	$1,353.6	$170.9	$53.7	$4,797.8

Of the total net book value as at December 31, 2019, $3,743.8 million (December 31, 2018 - $2,233.0 million) is depletable and $1,054.0 million (December 31, 2018 - $2,322.6 million) is non-depletable.

(b)Impairments of royalties, streams and working interests

The Company recorded impairment charges for the year ended December 31, 2018, as summarized in the following table:

2018
Royalty, stream and working interests, net:
Sudbury assets
Levack-Morrison	$54.4
Podolsky	21.0
McCreedy-West	—
Exploration assets	0.6
Total impairment losses	$76.0

Sudbury assets

The Company’s Sudbury assets comprise the Levack-Morrison, Podolsky and McCreedy-West streams. The mines are operated by KGHM International Ltd. (“KGHM”). As a result of KGHM’s ongoing optimization of the multi-year plan of operating activities in the Sudbury Basin, KGHM decided to halt the extraction of ore from the Levack-Morrison deposit, and recommence production at the McCreedy-West mine. The Company was notified of KGHM’s intentions in December 2018. As KGHM’s optimization plan encompasses all of the Sudbury assets, management considered the announcement to be an indicator of impairment for all three assets, and performed an impairment assessment for each affected asset. Each asset is considered a separate CGU for impairment purposes.

The FVLCD for the Sudbury assets was determined by calculating the net present value (“NPV”) of the estimated future cash flows generated by the expected remaining mining of gold and platinum group metals at each of the stream assets. The estimates of future cash flows were derived from the life of mine plans prepared by the operator. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. The future cash flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with the Sudbury assets. The Company estimated the recoverable amount of its Levack-Morrison, Podolsky and McCreedy-West interests to be $3.6 million, nil, and $11.0 million, respectively.

2019 Financial Statements	22

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The key assumptions in the impairment assessment consisted of the estimated number of remaining ounces to be mined at each asset, with no value assigned to resources beyond proven and probable reserves. For 2019, the Company used prices averaging $1,284,  $864 and $1,184, per ounce of gold, platinum and palladium, respectively. For 2020, the Company used prices averaging $1,318,  $931 and $1,137, per ounce of gold, platinum and palladium, respectively. The Company also used a discount rate of 5%. The Company also performed sensitivity analyses on these key assumptions that impact the impairment calculations, by applying a change of 10% on the estimated number of ounces to be mined, 10% on the gold price assumption and a change of 300 basis points for the discount rate assumption. These sensitivity analyses did not result in a significant change in the estimated recoverable amount and impairment charge.

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2018, the total amount written off was $0.6 million.

Note 9 – Other assets

Other assets comprised the following:

	At December 31,	At December 31,
	2019	2018
Energy well equipment, net	$9.3	$10.2
Right-of-use assets, net	2.5	—
Furniture and fixtures, net	0.4	0.5
Debt issue costs	1.9	—
	$14.1	$10.7

Note 10 – Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	At December 31,
	2019	2018
Accounts payable	$6.8	$7.3
Accrued liabilities	35.0	16.3
	$41.8	$23.6

Note 11 – Debt

Changes in obligations related to the Company’s credit facilities were as follows:

	Corporate	Corporate	FNBC
	Revolver	Term Loan	Revolver	Total
Size of facility	$1,000.0	$160.0	$100.0	$1,260.0
Balance at January 1, 2018	$—	$—	$—	$—
Drawdowns	210.0	—	27.0	237.0
Repayment	—	—	(27.0)	(27.0)
Balance at December 31, 2018	$210.0	$—	$—	$210.0
Drawdowns	275.0	160.0	—	435.0
Repayment	(485.0)	(80.0)	—	(565.0)
Balance at December 31, 2019	$—	$80.0	$—	$80.0

(a)Corporate Revolver

The Company has a five-year $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). During the year ended December 31, 2019, the Company drew down $275.0 million to finance the acquisition of an oil and gas royalty in the Marcellus, as referenced in Note 4(d).  As at December 31, 2019, the Company has fully repaid the amounts borrowed, with $325.0 million of cash on hand and $160.0 million drawn from the term loan as described in Note 11(b).

2019 Financial Statements	23

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The Corporate Revolver has a maturity of March 22, 2024. Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or

·LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.00% and 2.05% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or

·Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

(b)Corporate Term Loan

On April 17, 2019, the Company entered into an unsecured, one-year term credit facility (the “Corporate Term Loan”) in the amount of $160.0 million to pay down amounts borrowed under the Corporate Revolver, as referenced in Note 11(a).  On September 25, 2019, the term of the Corporate Term Loan was extended by an additional year to April 17, 2021.

Advances under the Corporate Term Loan were drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 0.85%.

 (c) FNBC Revolver

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has an unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver provides for the availability over a one-year period of up to $100.0 million in borrowings.

The FNBC Revolver has a maturity date of March 20, 2020. Advances under the FNBC Revolver can be drawn in U.S. dollars as follows:

•	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Revolver is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

Note 12 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

2019 Financial Statements	24

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2019.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2019	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$16.4	$—	$16.4
Equity investments	141.7	—	3.9	145.6
Warrants	—	3.0	—	3.0
	$141.7	$19.4	$3.9	$165.0

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$8.5	$—	$8.5
Equity investments	132.8	—	3.9	136.7
Warrants	—	0.7	—	0.7
	$132.8	$9.2	$3.9	$145.9

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$14.6	$14.6
	$—	$—	$14.6	$14.6

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(c)	Royalty, stream, and working interests

The fair values of royalty, stream, and working interests are determined primarily using a market approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

2019 Financial Statements	25

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 13 – Financial risk management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, receivables, loan receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a)Market risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity price risk

The Company’s royalties, working interests and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, oil and gas are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign exchange risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars.  The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2019, the U.S. dollar weakened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment gain of $32.3 million (2018 – loss of $68.3 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2019, the Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents and interest payment on our variable-rate debt of $80.0 million (2018 - $207.6 million).

2019 Financial Statements	26

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31, 2019 and 2018:

	Effect on Net Income		Effect on Equity
	2019	2018	2019	2018
0.5% increase	$0.3	$0.1	$0.3	$0.1
0.5% decrease	(0.3)	(0.1)	(0.3)	(0.1)

(b)Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2019, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2019, the Company held $132.1 million in either cash, cash equivalents or highly-liquid investments (2018 – $69.7 million).  All of the Company’s financial liabilities are due within one year, with the exception of the Corporate Term Loan which has a maturity date of April 17, 2021, as referenced in Note 11(b). The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 22, dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund the acquisition of mineral rights through the Royalty Acquisition Venture pursuant to its agreement with Continental as described in Note 4(e).

(d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2019 compared to the prior year.  The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2019.

As at December 31, 2019, the Company has cash and cash equivalents totaling $132.1 million (2018 – $69.7 million), investments and a loan receivable totaling $183.2 million (2018 – $169.7 million), of which $141.7 million (2018 – $132.8 million) are held in liquid securities. The Company also has approximately $1.1 billion (2018 – $1.1 billion) available under its unsecured revolving term credit facilities. All of these sources of capital are available to the Company to meet its near-term cash requirements and grow its portfolio of assets.

2019 Financial Statements	27

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 14 – Revenue

Revenue classified by commodity, geography and type comprised the following:

	2019	2018
Commodity
Gold(1)	$545.8	$435.8
Silver	83.2	78.2
Platinum-group metals(1)	75.6	39.1
Other mining commodities	23.6	14.0
Mining	$728.2	$567.1
Energy	115.9	86.1
	$844.1	$653.2
Geography
Latin America	$369.2	$268.3
United States	166.6	137.2
Canada(1)	166.2	122.6
Rest of World	142.1	125.1
	$844.1	$653.2
Type
Revenue-based royalties	$266.7	$197.9
Streams(1)	490.8	371.7
Profit-based royalties	49.7	44.0
Other	36.9	39.6
	$844.1	$653.2
1.	Includes revenue of $0.3 million and $7.8 million of provisional pricing adjustments for gold and platinum-group metals, respectively (2018 - $1.3 million and $2.4 million, respectively).

Note 15 – Costs of sales

Costs of sales comprised the following:

	2019	2018
Costs of stream sales	$135.1	$102.9
Costs of prepaid ounces	—	7.1
Mineral production taxes	2.4	2.3
Mining costs of sales	$137.5	$112.3
Energy costs of sales	7.3	5.9
	$144.8	$118.2

Note 16 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	2019	2018
Short-term benefits(1)	$4.6	$3.0
Share-based payments(2)	5.9	4.9
	$10.5	$7.9
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units, and mark-to-market charges on deferred share units during the year.

2019 Financial Statements	28

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 – Finance income and expenses

Finance income and expenses for the periods ended December 31, 2019 and 2018 were as follows:

	2019	2018
Finance income
Interest	$3.5	$3.1
	$3.5	$3.1
Finance expenses
Interest	$7.4	$1.5
Standby charges	2.1	2.1
Amortization of debt issue costs	0.9	1.0
Accretion of lease liabilities	0.2	—
	$10.6	$4.6

Note 18 - Income taxes

Income tax expense for the periods ended December 31, 2019 and 2018 was as follows:

	2019	2018
Current income tax expense
Expense for the year	$42.3	$34.1
Adjustment in respect of prior years	(3.2)	6.0
Current income tax expense	$39.1	$40.1
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	20.2	(7.7)
U.S. Tax Reform impact	—	2.0
Impact of changes in tax rate	(1.0)	2.9
Change in unrecognized deductible temporary differences	(0.1)	19.0
Adjustments in respect of prior years	3.4	(6.2)
Other	0.2	—
Deferred income tax expense	22.7	10.0
	$61.8	$50.1

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended December 31, 2019 and 2018, is as follows:

	2019	2018
Net income before income taxes	$405.9	$189.1
Statutory tax rate	26.6%	26.6%
Tax expense at statutory rate	$108.0	$50.4
Reconciling items:
Change in unrecognized deductible temporary differences	(0.1)	19.0
Income/expenses not taxed	(4.3)	(1.0)
Differences in foreign statutory tax rates	(42.8)	(24.7)
Differences due to changing future tax rates	(1.0)	2.9
U.S. Tax Reform impact	—	2.0
Foreign withholding tax	0.3	0.6
Temporary differences subject to initial recognition exemption	1.5	1.0
Other	0.2	(0.1)
Net income tax expense	$61.8	$50.1

2019 Financial Statements	29

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Income tax expense (recovery) recognized in other comprehensive income is as follows:

	2019			2018
			After			After
	Before	Tax	Tax	Before	Tax	Tax
	Tax Gain	(Expense)	Gain	Tax (Loss)	Recovery	(Loss)
Gain (loss) on change in the fair value of equity investments at FVTOCI	$11.4	$(1.5)	$9.9	$(21.4)	$3.0	$(18.4)
Cumulative translation adjustment	32.3	—	32.3	(68.3)	—	(68.3)
Other comprehensive income (loss)	$43.7	$(1.5)	$42.2	$(89.7)	$3.0	$(86.7)
Deferred tax	$—	$(1.5)	$—	$—	$3.0	$—

The significant components of deferred income tax assets and liabilities as at December 31, 2019 and 2018, respectively, are as follows:

	2019	2018
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$6.5	$16.2
Non-capital loss carry-forwards	0.3	1.9
Other	—	(0.8)
	$6.8	$17.3

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(1.7)	$(3.7)
Royalty, stream and working interests	89.0	74.8
Non-capital loss carry-forwards	(4.3)	(2.6)
Investments	4.3	2.5
Other	(4.9)	(3.7)
	$82.4	$67.3
Deferred income tax liabilities, net	$75.6	$50.0

The movement in net deferred taxes during the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
Balance, beginning of year	$50.0	$45.8
Recognized in profit/loss	22.5	10.0
Recognized in other comprehensive income (loss)	1.5	(3.0)
Recognized in equity	0.4	—
Other	1.2	(2.8)
Deferred income tax liabilities, net	$75.6	$50.0

The following table summarizes the Company’s non-capital losses at December 31, 2019 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$16.3	2029-2038
Chile	Non-Capital Losses	1.0	No expiry
		$17.3

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2019 is $393.7 million (2018 – $347.7 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2019 is $72.7 million (2018 - $75.7 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

2019 Financial Statements	30

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Deductible temporary differences and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2019	2018
Royalty, stream and working interests	$48.0	$50.9
Tax losses (expiry dates - 2029-2038)	24.7	24.8
	$72.7	$75.7

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2015 taxation years, as referenced in Note 23.

Note 19 – Shareholders’ equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (189,381,388 common shares issued and outstanding as at December 31, 2019) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the year ended December 31, 2019 and year ended December 31, 2018 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2018	185,930,331	$5,107.8
Exercise of stock options	94,018	5.5
Vesting of restricted share units	52,882	3.3
Dividend reinvestment plan (Note 15(c))	615,250	41.7
Balance at December 31, 2018	186,692,481	$5,158.3
At-the-market equity offering (Note 15(b))	1,433,400	136.0
Acquisition of Salares Norte (Note 3(e))	366,499	27.0
Exercise of stock options	283,863	17.3
Vesting of restricted share units	46,375	3.3
Dividend reinvestment plan (Note 15(c))	558,770	48.8
Balance at December 31, 2019	189,381,388	$5,390.7

(b)	At-the-Market Equity Program

On July 19, 2019, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $200 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program is effective until July 18, 2020, unless terminated prior to such date by the Company.

During the year ended December 31, 2019, the Company issued 1,433,400 common shares at an average price per common share of $96.56. The gross proceeds to the Company from these issuances were $138.4 million, and the net proceeds were $136.0 million after deducting agent commission costs of $1.4 million and other share issuance costs of $1.0 million.

(c)	Dividends

In 2019, the Company declared dividends of $0.99 per common share (2018  - $0.95 per common share).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	2019	2018
Cash dividends	$138.2	$136.1
DRIP dividends	48.8	41.7
	$187.0	$177.8

2019 Financial Statements	31

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(d)	Stock-based payments

On March 7, 2018, the Company’s Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination and are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2019			2018
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, beginning of year	1,015,409	C$	69.13	955,603	C$	64.48
Granted	104,881	C$	129.32	153,824	C$	92.77
Exercised	(283,863)	C$	59	(94,018)	C$	60.49
Stock options outstanding, end of the year	836,427	C$	80.01	1,015,409	C$	69.13

Exercisable stock options, end of the year	596,402	C$	68.05	710,064	C$	60.40

Options granted during the years ended December 31, 2019 and 2018 have a ten-year term and vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options was calculated using the Black-Scholes option pricing model based on the following weighted average assumptions, resulting in a fair value of $2.2 million, or a weighted average fair value of C$28.11 per stock option, (2018 — $3.0 million, or C$25.77 per stock option).

	2019	2018
Risk-free interest rate	1.62%	2.05%
Expected dividend yield	1.02%	1.38%
Expected price volatility of the Company’s common shares	27.5%	32.7%
Expected life of the option	4 years	5 years
Forfeiture rate	0%	0%

During the year ended December 31, 2019, an expense of $2.3 million (2018 - $2.6 million) related to stock options has been included in the consolidated statement of income and other comprehensive income, and $0.5 million (2018 - $0.4 million), was capitalized to royalty, stream and working interest, net, respectively. As at December 31, 2019, there was $3.5 million (2018 – $3.9 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years (2018 – 1.7 years).

2019 Financial Statements	32

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Options to purchase common shares outstanding at December 31, 2019, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$33.12	1,500	1,500	0.90
C$40.87	38,076	38,076	3.95
C$42.43	2,000	2,000	2.25
C$46.17	90,000	90,000	3.63
C$55.58	27,397	27,397	2.95
C$58.67	35,000	35,000	5.64
C$59.52	53,376	53,376	4.95
C$65.76	65,258	65,258	5.95
C$75.45	178,936	178,936	6.95
C$88.76	45,082	13,261	8.64
C$94.57	98,562	27,835	8.95
C$100.10	96,359	63,763	7.95
C$129.32	104,881	—	9.95
	836,427	596,402	6.86

(e)	Restricted share units

During the year ended December 31, 2019, 20,153 performance-based RSUs (2018 – 24,724) and 19,863  time-based RSUs (2018 – 24,341) were awarded to management of the Company. The fair value of the RSUs, which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance, was determined to be $3.9 million in 2019 (2018 - $3.4 million). Included in the Company’s stock-based compensation expense is an amount of $2.6 million (2018 – $2.6 million) relating to RSUs. In addition, $0.6  million related to the RSUs was capitalized to royalty, stream and working interest, net (2018 – $0.5 million). As at December 31, 2019, there is $6.4 million (2018 – $5.4 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 2.1 years (2018 – 2.1 years).

(f)	Deferred Share Unit Plan

During the year ended December 31, 2019, 18,448 DSUs and dividend equivalent DSUs were granted to directors under the DSU Plan (2018 – 18,420), and no DSUs and dividend equivalent DSUs were redeemed (2018 - 15,298). The value of the DSU liability as at December 31, 2019 was $10.8 million (2018 - $6.1 million). The mark-to-market adjustment recorded for the year ended December 31, 2019 in respect of the DSU Plan, resulted in a loss of $2.8 million (2018 – gain of $0.3 million).

(g)	Outstanding Stock Options and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the stock options and RSUs at December 31, 2019 and 2018 were exercised:

	2019	2018
Common shares outstanding	189,381,388	186,692,481
Stock options	836,427	1,015,409
Restricted Share Units	108,978	115,337
	190,326,793	187,823,227

2019 Financial Statements	33

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 – Earnings per share (“EPS”)

2019				2018
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic EPS	$344.1	187.7	$1.83	$139.0	186.1	$0.75
Effect of dilutive securities	—	0.3	—	—	0.3	—
Diluted EPS	$344.1	188.0	$1.83	$139.0	186.4	$0.75

For the year ended December 31, 2019, a weighted average of 6,034 stock options (2018 – 103,893 stock options) was excluded in the computation of diluted EPS due to the strike price exceeding the average share price during the year. Further, a weighted average of 1,143 time-based RSUs (2018 – 17,523 stock options and 1,400 time-based RSUs) was excluded due to being anti-dilutive. RSUs totaling 65,972 (2018 - 69,442 RSUs) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2019.

Note 21 – Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	2019			2018
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$728.2	$115.9	$844.1	$567.1	$86.1	$653.2

Income/(expenses)
Costs of sales	$137.5	$7.3	$144.8	$112.3	$5.9	$118.2
Depletion and depreciation	210.7	49.0	259.7	206.6	37.3	243.9
Segment gross profit	$380.0	$59.6	$439.6	$248.2	$42.9	$291.1

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	2019	2018
Total segment gross profit	$439.6	$291.1

Other operating (income)/expenses
General and administrative expenses	$28.8	$22.6
Impairment of royalty, streams and working interests	-	76.0
Gain on sale of bullion	(2.9)	(0.1)
Depreciation	3.5	3.8
Foreign exchange (gain) and other (income) expenses	(2.8)	(1.8)
Income before finance items and income taxes	$413.0	$190.6

Finance items
Finance income	$3.5	$3.1
Finance expenses	(10.6)	(4.6)
Net income before income taxes	$405.9	$189.1

2019 Financial Statements	34

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Revenues earned during the years ended December 31, 2019 and 2018 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest:

	2019	2018
Latin America:
Peru	$145.3	$148.6
Chile	103.1	70.5
Panama	64.7	-
Other	56.1	49.2
United States	166.6	137.2
Canada	166.2	122.6
Rest of World	142.1	125.1
	$844.1	$653.2

For the year ended December 31, 2019, two interests generated revenue totaling $103.1 million and $100.4 million, (2018 – two interests generated revenue totaling $97.5 million and $70.5 million), each comprising 12% (2018 – 15% and 11%, respectively) of revenue.

Royalty, stream and working interests as at December 31, 2019 and 2018 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

	2019	2018
Latin America:
Panama	$1,348.4	$1,364.9
Peru	825.5	886.2
Chile	504.2	504.0
Other	48.1	52.6
United States	1,300.2	931.1
Canada	504.9	503.9
Rest of World	266.5	312.9
	$4,797.8	$4,555.6

Investments of $183.2 million (2018 - $169.7 million) are held in Canada. Energy well equipment, included in other non-current assets, of $9.3 million (2018 - $10.2 million) is located in Canada.

2019 Financial Statements	35

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 22 – Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.

13

After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco‑Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

17

After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24

The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, the fixed price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

(b)Continental Royalty Acquisition Venture

The Company is committed to fund its share of the acquisition of mineral rights acquired through the Continental Royalty Acquisition Venture as described in Note 4(e).

2019 Financial Statements	36

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 23 – Contingencies

Canada Revenue Agency Audit:

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

(a)	Canadian Domestic Tax Matters (2014-2015):

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “Domestic Reassessments”) in which the CRA is seeking to increase income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes.  This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of C$1.4 million ($1.1 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions). The Company has filed formal Notices of Objection with the CRA against the Domestic Reassessments.

If the CRA were to audit and reassess the particular Canadian subsidiaries of the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax for these years of approximately C$31.4 million ($24.2 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions).

(b)	Mexico (2013-2015):

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada.  The 2013 Reassessment results in additional Federal and provincial income taxes of C$10.8 million ($8.3 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, and collectively with the Domestic Reassessments and the 2013 Reassessment, the “Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of C$13.9 million ($10.7 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty. The Company has filed a formal Notice of Objection with the CRA against the 2013 Reassessment and is in the process of filing Notices of Objection against the 2014 and 2015 Reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of 419.4 million Pesos ($30.3 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for these years of approximately C$4.6 million ($3.5 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.  During the years 2016 through 2019, the Company’s Mexican subsidiary paid 71.0 million Pesos ($3.8 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

(c)	Barbados (2014-2015):

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary.  The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of C$6.5 million ($5.0 million) plus interest and applicable penalties.  The Company is in the process of filing formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for 2016 through 2018 of approximately C$62.2 million ($47.9 million) as previously announced, and for 2019 of approximately C$41.8 million ($32.2 million), plus interest and applicable penalties.

2019 Financial Statements	37

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments, or for any potential tax liability that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 24 – Subsequent events

Term Loan Repayment

Subsequent to December 31, 2019, on February 14, 2020, the Company paid down the outstanding balance of $80.0 million under its Corporate Term Loan.

2019 Financial Statements	38

FNV TSX/NYSE

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

www.franco-nevada.com

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